05037526

RECEIVED FEB 28 2005 179 WASH, D.C. SECTION

B13 3/10

CM 3/14

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8 - 48891 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shepherd Trading Limited

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O SEI Investments Styne House Upper Hatch Street
(No. and Street)

Dublin 2 Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas (414) 294-7000
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company
(Name -- *if individual, state last, first, middle name*)

3 Becker Farm Road Roseland New Jersey 07068
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

TLH 3/14

# OATH OR AFFIRMATION

I, Joseph Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepherd Trading Limited, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal / CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SHEPHERD TRADING LIMITED

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

# SHEPHERD TRADING LIMITED

## CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Shepherd Trading Limited

We have audited the accompanying statement of financial condition of Shepherd Trading Limited (the "Company") including the condensed schedule of investments as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shepherd Trading Limited as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 29, 2005

# SHEPHERD TRADING LIMITED

**STATEMENT OF FINANCIAL CONDITION**
*(Expressed in United States Dollars)*

**December 31, 2004**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Investments in securities,** at market (cost $528,775,355) | $ | 573,663,171 |
| **Due from broker** | | 90,482,599 |
| **Dividends and interest receivable** | | 1,366,045 |
| **Other assets** | | 42,964 |
| | $ | 665,554,779 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Securities sold short, at market (proceeds $431,147,719) | $ | 469,181,853 |
| Accrued expenses | | 1,699,775 |
| Performance and management fees payable | | 1,127,477 |
| Total liabilities | | 472,009,105 |
| **Stockholder's equity** | | |
| Common stock, $1 par value, 100 shares authorized, issued, and outstanding | | 100 |
| Capital in excess of par value | | 79,307,312 |
| Retained earnings | | 114,238,262 |
| Total stockholder's equity | | 193,545,674 |
| | $ | 665,554,779 |

*See accompanying notes to financial statements.*

# SHEPHERD TRADING LIMITED

**CONDENSED SCHEDULE OF INVESTMENTS**
*(Expressed in United States Dollars)*

**December 31, 2004**

| | Number of Shares or Principal Amount | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Investments in securities,** at market | | | |
| **Common Stocks** | | | |
| Basic Materials | | 10.4 % | $ 20,207,126 |
| Capital Goods-Manufacturing | | | |
| SPX Corporation | 42,900 | 0.9 | 1,718,574 |
| Other | | 18.1 | 35,127,872 |
| Consumer Cyclical | | | |
| Delta Airlines | 126,350 | 0.5 | 945,098 |
| Sears Roebuck and Co | 232,500 | 6.1 | 11,864,475 |
| Other | | 27.2 | 52,658,169 |
| Consumer Non-Cyclical | | | |
| Seapracor Inc | 8,125 | 0.2 | 482,380 |
| Other | 1,484,950 | 26.7 | 51,686,500 |
| Energy | | 14.8 | 28,675,443 |
| Finance | | 15.3 | 29,651,137 |
| Media | | | |
| Comcast Corp | 569,624 | 9.8 | 18,944,250 |
| Other | | 3.5 | 6,711,961 |
| Other | | 2.5 | 4,775,102 |
| Technology | | 10.3 | 19,945,112 |
| Telecommunication | | | |
| Yahoo Inc | 62,500 | 1.2 | 2,354,994 |
| Lucent Technologies | 1,987,099 | 3.9 | 7,471,294 |
| Other | | 21.7 | 41,936,092 |
| Transportation | | 5.2 | 9,986,643 |
| Utility | | 0.2 | 320,287 |
| **Total Common Stocks** (cost $311,322,270) | | 178.5 | 345,462,509 |
| **Corporate Bonds** | | | |
| Basic Materials | | 2.6 | 4,987,307 |
| Capital Goods-Manufacturing | | | |
| SPX Corp 0.0% CV Bond Reg | 26,125,500 | 8.2 | 15,858,179 |
| Other | | 0.0 | 825 |
| Consumer Cyclical | | | |
| Delta Air Lines 8.3% 12/15/29 | 825,000 | 0.2 | 358,875 |
| Delta Air Lines 10.125% Bond | 3,870,000 | 1.2 | 2,283,300 |
| Delta Air Lines 7.9% Bond | 15,675,000 | 4.7 | 9,013,125 |
| Other | | 0.1 | 288,000 |
| Consumer Non-Cyclical | | 1.8 | 3,435,000 |
| Energy | | 7.0 | 13,518,810 |
| Media | | 2.9 | 5,631,285 |
| Telecommunication | | 0.2 | 406,780 |
| Utility | | 7.0 | 13,468,095 |
| **Total Corporate Bonds** (cost $62,079,518) | | 35.8 | 69,249,581 |

*See accompanying notes to financial statements.*

*(Expressed in United States Dollars)*

**December 31, 2004**

| | Number of Shares or Principal Amount | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Investments in securities,** at market (continued) | | | |
| **High Yield Municipal Bonds** | | | |
| Consumer Cyclical | | | |
| Chicago Ohare 6.75% 11/01/11 | 6,697,000 | 0.9 % | $ 1,657,508 |
| Chicago Ohare 5.2% 04/01/11 | 6,910,000 | 0.9 | 1,710,225 |
| Chicago Ohare 5.8% 11/01/35 | 7,200,000 | 1.3 | 2,448,000 |
| Chicago Ohare 5.35% 09/01/16 | 15,672,000 | 2.0 | 3,878,820 |
| Chicago Ohare 6.1% 11/01/35 | 23,815,000 | 3.0 | 5,894,213 |
| Chicago Ohare 6.375% 11/01/35 | 35,370,000 | 6.2 | 12,025,800 |
| Chicago Ohare 6.3% 05/01/16 | 48,785,000 | 6.2 | 12,074,288 |
| Other | | 2.8 | 5,451,088 |
| Government | | | |
| Massachusetts St 5.75% 01/01/32 | 15,000,000 | 8.7 | 16,929,300 |
| **Total High Yield Municipal Bonds** (cost $53,036,891) | | 32.1 | 62,069,242 |
| **Options** | | | |
| Basic Materials | | 0.3 | 644,940 |
| Capital Goods-Manufacturing | | | |
| SPX Put Jan. 2005 Strike 975 | 1,000 | 0.0 | 7,500 |
| SPW Jan. 2006 Calls @ $55.0 | 1,000 | 0.1 | 104,990 |
| SPX Put March 2005 Strike 1100 | 1,000 | 0.3 | 500,000 |
| SPX Put March 2005 Strike 1125 | 1,000 | 0.4 | 719,990 |
| Caterpillar Inc. May'05 @ $90.0 | 3,750 | 1.9 | 3,768,750 |
| Other | | 1.6 | 3,017,224 |
| Consumer Cyclical | | 4.2 | 8,092,448 |
| Concumer Non-Cyclical | | | |
| Sepracor Inc. January 2006 Puts @ $55.0 | 228 | 0.1 | 142,500 |
| Sepracor Inc. January 2005 Puts @ $50.0 | 2,250 | 1.1 | 2,137,500 |
| Altria Group Inc. Call June 2005 Strike 65 | 3,500 | 0.4 | 831,250 |
| Altria Group Inc. Call June 2005 Strike 55 | 1,750 | 0.7 | 1,391,233 |
| Altria Group Inc. Call June 2005 Strike 50 | 3,500 | 2.2 | 4,182,465 |
| Altria Group Inc. Call June 2005 Strike 60 | 14,000 | 3.4 | 6,579,860 |
| Altria Group Inc. Call March 2005 Strike 47.5 | 5,250 | 3.8 | 7,376,250 |
| Other | | 5.2 | 10,071,937 |
| Energy | | 7.3 | 14,127,927 |
| Finance | | 0.7 | 1,284,394 |
| Index Fund | | 0.1 | 115,048 |
| Media | | 0.7 | 1,314,988 |
| Other | | 0.1 | 250,929 |
| Technology | | 1.8 | 3,537,655 |
| Telecommunication | | | |
| Lucent Jan 05 Puts @ $5 | | 0.6 | 1,200,000 |
| Lucent Jan 05 Puts @ $7.50 | | 2.0 | 3,885,000 |
| Other | | 4.4 | 8,535,742 |

# SHEPHERD TRADING LIMITED

## CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

*(Expressed in United States Dollars)*

**December 31, 2004**

| | Number of Shares | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Investments in securities,** at market (continued) | | | |
| **Options** (continued) | | | |
| Utility | | 0.1 % | $ 174,784 |
| **Total Options** (cost $98,219,472) | | 43.4 | 83,995,304 |
| **Preferred Stocks** | | | |
| Energy | | 1.3 | 2,564,655 |
| Media | | 0.0 | 20,760 |
| Telecommunication | | 0.1 | 128,000 |
| Finance | | 0.0 | 35,000 |
| **Total Preferred Stocks** (cost $2,681,443) | | 1.4 | 2,748,415 |
| **Warrants** | | | |
| Capital Goods-Manufacturing | | 0.0 | 37,880 |
| Consumer Non-Cyclical | | 0.5 | 1,063,294 |
| Finance | | 0.0 | - |
| Media | | 3.5 | 9,036,879 |
| Technology | | 0.0 | 12 |
| Telecommunication | | 0.0 | 55 |
| **Total Warrants** (cost $1,435,761) | | 4.0 | 10,138,120 |
| **Total investments in securities** (cost $528,775,355) | | 295.2 % | $ 573,663,171 |

**The geographical categorization by country of issuer of the value of investments is as follows:**

| | Percentage of Market Value | Market Value |
|---|---|---|
| United States (cost $509,485,837) | 96.4 % | $ 552,975,042 |
| Canada (cost $9,984,085) | 1.8 | 10,297,932 |
| China (cost $8,839,475) | 1.7 | 9,527,565 |
| Other (cost $465,958) | 0.1 | 862,632 |
| Total (cost $528,775,355) | 100.0 % | $ 573,663,171 |

*See accompanying notes to financial statements.*

# SHEPHERD TRADING LIMITED

**CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)**
*(Expressed in United States Dollars)*

**December 31, 2004**

| | Number of Shares or Principal Amount | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Securities sold short,** at market | | | |
| **Common Stocks** | | | |
| Basic Materials | | 14.1 % | $ 27,297,486 |
| Capital Goods-Manufacturing | | | |
| Caterpillar Inc | 189,800 | 9.6 | 18,507,398 |
| Other | | 17.1 | 33,082,472 |
| Consumer Cyclical | | | |
| Sears Roebuck and Co | 15,000 | 0.4 | 765,450 |
| Delta Air Lines | 62,174 | 0.2 | 465,062 |
| Other | | 33.1 | 64,104,841 |
| Consumer Non-Cyclical | | | |
| Sears Roebuck and Co | 235,725 | 8.3 | 16,081,822 |
| Other | | 37.4 | 72,450,954 |
| Energy | | 13.7 | 26,576,581 |
| Finance | | 32.3 | 62,547,580 |
| Media | | | |
| Comcast Corp | 23,400 | 0.4 | 768,456 |
| Other | | 7.7 | 14,845,708 |
| Other | | 6.6 | 12,696,289 |
| Technology | | 10.5 | 20,243,772 |
| Telecommunication | | | |
| Yahoo Inc | 276,900 | 5.4 | 10,433,564 |
| Other | | 13.3 | 25,782,558 |
| Transportation | | 3.6 | 7,036,566 |
| Utility | | 2.9 | 5,660,505 |
| **Total Common Stocks** (proceeds $377,367,101) | | 216.7 | 419,347,064 |
| **Corporate Bonds** | | | |
| Basic Materials | | 1.0 | 1,841,000 |
| Capital Goods-Manufacturing | | 1.5 | 2,818,135 |
| Consumer Cyclical | | 6.9 | 13,297,700 |
| Consumer Non-Cyclical | | 2.7 | 5,550,732 |
| Energy | | 2.1 | 4,097,475 |
| Media | | | |
| Comcast Cable 7.125% Bond | 1,650,000 | 1.0 | 1,922,473 |
| Other | | 2.7 | 5,188,322 |
| Telecommunication | | 2.3 | 4,498,068 |
| Utility | | 2.7 | 5,132,282 |
| **Total Corporate Bonds** (proceeds $41,762,677) | | 22.7 | 44,346,187 |

*See accompanying notes to financial statements.*

## CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
*(Expressed in United States Dollars)*

**December 31, 2004**

| | Number of Shares | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Securities sold short,** at market (continued) | | | |
| **Options** | | | |
| Basic Materials | | 0.0 % | $ 1,875 |
| Capital Goods-Manufacturing | | 0.0 | 9,425 |
| Consumer Cyclical | | 0.8 | 1,495,627 |
| Consumer Non-Cyclical | | 0.7 | 1,446,951 |
| Finance | | 0.1 | 286,521 |
| Media | | 0.0 | 36,059 |
| Technology | | 0.1 | 250,176 |
| Telecommunication | | | |
| Lucent Jan 05 Call @ $7.5 | | 0.0 | 51,800 |
| Lucent Jan 05 Call @ $5 | | 0.0 | 30,355 |
| Other | | 1.0 | 1,867,322 |
| Utility | | 0.0 | 12,491 |
| **Total Options** (proceeds $12,017,941) | | 2.8 | 5,488,602 |
| **Total investments in securities** (proceeds $431,147,719) | | 242.2 % | $ 469,181,853 |

**The geographical categorization by country of issuer of the value of securities sold short is as follows:**

| | Percentage of Market Value | Market Value |
|---|---|---|
| United States (proceeds $409,462,326) | 95.1 % | $ 446,342,253 |
| Canada (proceeds $13,650,498) | 3.0 | 14,060,913 |
| Other (proceeds $8,034,895) | 1.9 | 8,778,687 |
| Total (proceeds $431,147,719) | 100.0 % | $ 469,181,853 |

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

Shepherd Trading Limited (the "Company") is incorporated under the laws of the British Virgin Islands. The Company is a broker-dealer registered with the Securities and Exchange Commission of the United States of America and is a member of the National Association of Securities Dealers, Inc. The Company's principal operations consist of trading and investing in securities for its own account.

*Basis of Presentation*

These financial statements are expressed in United States Dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

*Valuation of Investments in Securities and Securities Sold Short*

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Investments not so listed are valued at the mean between the last reported "bid" and "asked" prices. Convertible securities are valued at their conversion value, if such value more accurately represents the price obtainable for the security. If the securities constitute a block which, in the judgment of management, could not be liquidated in a reasonable time without depressing or inflating the market, such block may be valued by management provided that such value does not exceed, for a long position, or fall below, for a short position, the quoted market price of such security.

*Financial Instruments*

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

*Translation of Foreign Currency*

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period end exchange rates. Purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net realized gain (loss) on investments in the statement of operations.

### 1. Nature of operations and summary of significant accounting policies (continued)

*Investment Transactions and Related Investment Income*

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

*Income Taxes*

Under the laws of the British Virgin Islands, the Company is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

### 2. Due from/to broker

Due from broker represents cash held at the broker net of unsettled trades, and may be restricted to the extent that they serve as deposits for securities sold short.

In the normal course of business, substantially all of the Company's marketable securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on their behalf.

### 3. Related party transactions

The Company has an agreement with its sole stockholder, Shepherd Investments International, Ltd., to pay a performance fee equal to 20% of the Company's net income.

The Company pays a management fee to Shepherd Investments International, Ltd. The management fee is computed at the annual rate of 1¼%, calculated monthly and paid quarterly, based on the net asset value of the Company as of the last day of each month.

### 4. Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $50,946,000, which was approximately $50,737,000 in excess of its minimum requirement.

*(Expressed in United States Dollars)*

### 5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

### 6. Off-balance sheet risk

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements. The Company is not exposed to this risk to the extent it holds offsetting long positions.

### 7. Financial highlights

Financial highlights for the year ended December 31, 2004 are as follows:

| | |
|---|---|
| Total return | |
| Total return before performance fee | 1.5 % |
| Performance fee | (0.3) |
| Total return after performance fee | 1.2 % |
| Ratio to average net assets | |
| Operating expenses (including interest and dividends) | 14.5 % |
| Performance fee | 0.3 |
| Total expenses | 14.8 % |
| Net investment income (loss) | (6.2) % |

Financial highlights are calculated for the Company taken as a whole.